Exhibit 23.2

Consent of Independent Registered Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 26, 2016, except for Note 3 and Note 20, as to which the date is August 29, 2016 with respect to the consolidated financial statements of Axiall Corporation included in a Current Report on Form 8-K filed by Axiall Corporation with the Securities and Exchange Commission on August 30, 2016 and incorporated by reference into Westlake Chemical Corporation’s Current Report on Form 8-K/A filed on September 8, 2016, which is incorporated by reference into this Registration Statement (Form S-3) and related Prospectus of Westlake Chemical Corporation for the registration of Debt Securities, Preferred Stock, Common Stock and Warrants.

/s/ Ernst & Young LLP

Atlanta, Georgia

September 8, 2016